ACQEF International Core Equity 12/31/2006 NSAR filing

77I.   Terms of new or amended securities

a)  N

     b) International Core Equity, a new series of the Registrant, began offering the Investor, Institutional, A, B, C and R classes during the period. The following describes the new classes of the fund, as called for by the applicable registration statement item:

     Each fund is a series of shares issued by the corporation, and shares of each fund have equal voting rights. In addition, each series (or fund) may be divided into separate classes. Additional funds and classes may be added without a shareholder vote. Each fund votes separately on matters affecting that fund exclusively. Voting rights are not cumulative, so investors holding more than 50% of the corporation's (all funds') outstanding shares may be able to elect a Board of Directors. The corporation undertakes dollar-based voting, meaning that the number of votes a shareholder is entitled to is based upon the dollar amount of the shareholder's investment. The election of directors is determined by the votes received from all the corporation's shareholders without regard to whether a majority of shares of any one fund voted in favor of a particular nominee or all nominees as a group.

     The assets belonging to each series are held separately by the custodian and the shares of each series represent a beneficial interest in the principal, earnings and profit (or losses) of investments and other assets held for each series. Within their respective series, all shares have equal redemption rights. Each share, when issued, is fully paid and non-assessable.

     Each shareholder has rights to dividends and distributions declared by the fund he or she owns and to the net assets of such fund upon its liquidation or dissolution proportionate to his or her share ownership interest in the fund.

     Unless otherwise specified, the minimum initial investment amount to open an account is $2,500. Financial intermediaries may open an account with $250, but may require their clients to meet different investment minimums. There is a $50 minimum for subsequent purchases. However, there is no subsequent purchase minimum for financial intermediaries or employer-sponsored retirement plans, but financial intermediaries may require their clients to meet different subsequent purchase requirements. To open a Coverdell Education Savings Account (CESA), the minimum initial investment amount is $2,000.

     The fund's A, C and R Classes are intended for purchase by participants in employer-sponsored retirement or savings plans. Additionally, the fund's A, B and C classes are intended for persons purchasing shares through financial intermediaries that provide various administrative and distribution services. Financial Intermediaries include banks, broker-dealers, insurance companies, plan sponsors and financial professionals. Although each class of shares represents an interest in the same fund, each has a different cost structure. Which class is right depends on many factors, including how long a shareholder plans to hold the shares, how much he plans to invest, the fee structure of each class, and how long a shareholder wishes to compensate his financial professional for the services. A financial professional can help choose the option that is most appropriate.

     A shareholder's ability to purchase, exchange, redeem and transfer shares will be affected by the policies of the financial intermediary through which he does business.

Some policy differences may include

*  minimum investment requirements
*  exchange policies
*  fund choices
*  cutoff time for investments
*  trading restrictions

     In addition, a financial intermediary may charge a transaction fee for the purchase or sale of fund shares. Those charges retained by the financial intermediary are not shared with American Century or the funds. Please contact a financial intermediary or plan sponsor for a complete description of its policies. Copies of the funds' annual report, semiannual report and statement of additional information are available from a financial intermediary or plan sponsor.

     The fund has authorized certain financial intermediaries to accept orders on the fund's behalf. American Century has selling agreements with these financial intermediaries requiring them to track the time investment orders are received and to comply with procedures relating to the transmission of orders. Orders must be received by the financial intermediary on the fund's behalf before the time the net asset value is determined in order to receive that day's share price. If those orders are transmitted to American Century and paid for in accordance with the selling agreement, they will be priced at the net asset value next determined after a request is received in the form required by the financial intermediary.

     The Institutional Class shares are made available for purchase by large institutional shareholders such as bank trust departments, corporations, retirement plans, endowments, foundations and financial advisors that meet the fund's minimum investment requirements. Institutional Class shares are not available for purchase by insurance companies for variable annuity and variable life products. The minimum initial investment amount is $5 million ($3 million for endowments and foundations) per fund. If a shareholder invests with American Century through a financial intermediary, this requirement may be met if his financial intermediary aggregates his investments with those of other clients into a single group, or omnibus, account that meets the minimum. The minimum investment requirement may be waived if a shareholder, or his financial intermediary if he invests through an omnibus account, has an aggregate investment in the American Century family of funds of $10 million or more ($5 million for endowments and foundations). In addition, financial intermediaries or plan recordkeepers may require retirement plans to meet certain other conditions, such as plan size or a minimum level of assets per participant, in order to be eligible to purchase Institutional Class shares.

     Investor, Institutional and R Class shares may be subject to a 2% redemption fee if they are sold within 60 days of such purchase. Therefore, if a shareholder redeems shares of these classes within 60 days of their purchase, he will receive 98% of their value at redemption. The remaining 2% is retained by the fund and helps cover transaction costs that long-term investors may bear when the fund sells securities to meet investor redemptions. This fee is intended to help prevent abusive trading practices, such as excessive short-term trading. However, not all of the financial intermediaries who offer the fund are currently able to track and charge the redemption fee. American Century is working with those providers to combat abusive trading and encouraging them to develop systems to track the redemption fee and otherwise employ tactics to combat abusive trading practices.

     The redemption fee does not apply to shares purchased through reinvested distributions (dividends and capital gains). The fund may not charge the redemption fee in certain situations deemed appropriate by American Century, including where the capability to charge the fee does not exist or is impractical and/or other systems to deter abusive trading practices are in place.

     If a shareholder sells B or C Class or, in certain cases, A Class shares within a certain time after their purchase, he will pay a sales charge the amount of which is contingent upon the amount of time he has held his shares.

     Redemption proceeds will be calculated using the net asset value (NAV) next determined after the transaction request is received in good order. However, American Century reserves the right to delay delivery of redemption proceeds up to seven days. For example, each time an investment is made with American
Century, there is a seven-day holding period before American Century will release redemption proceeds from those shares, unless the shareholder provides American Century with satisfactory proof that the shareholder's purchase funds have cleared. Investments by wire generally require only a one-day holding period. If a shareholder changes his address, American Century may require that any redemption request made within 15 days be submitted in writing and be signed by all authorized signers with their signatures guaranteed. If a shareholder changes his bank information, American Century may impose a 15-day holding period before redemption proceeds are transferred or wired to a shareholder's bank. If a shareholder requests redemption by wire, $10 will be deducted from the amount redeemed. A shareholder's bank also may charge a fee. American Century reserves the right to honor certain redemptions with securities, rather than cash.

     If, during any 90-day period, a shareholder redeems fund shares worth more than $250,000 (or 1% of the value of a fund's assets if that amount is less than $250,000), American Century reserves the right to pay part or all of the redemption proceeds in excess of this amount in readily marketable securities instead of in cash. The portfolio managers would select these securities from the fund's portfolio.

     American Century will value these securities in the same manner as it does in computing the fund's net asset value. American Century may provide these securities in lieu of cash without prior notice. Also, if payment is made in securities, a shareholder may have to pay brokerage or other transaction costs to convert the securities to cash.

     If a shareholder's redemption would exceed this limit and he would like to avoid being paid in securities, he must provide American Century with an unconditional instruction to redeem at least 15 days prior to the date on which the redemption transaction is to occur. The instruction must specify the dollar amount or number of shares to be redeemed and the date of the transaction. This minimizes the effect of the redemption on a fund and its remaining investors.

     If an account balance falls below the minimum initial investment amount for any reason other than as a result of market fluctuation, American Century will notify the account holder and give him 90 days to meet the minimum. Investor, Institutional and R Class shares redeemed in this manner may be subject to a 2% redemption fee if held less than 60 days. A, B and C Class shares redeemed in this manner may be subject to a sales charge if held less than the applicable time period. A shareholder also may incur tax liability as a result of the redemption. For Institutional Class shares, American Century reserves the right to convert shares to Investor Class shares of the same fund. The Investor Class shares have a unified management fee that is 0.20% higher than the Institutional Class.

     American Century may require a signature guarantee for the following transactions.

* A shareholder chooses to conduct business in writing only and would like to redeem over $100,000.
* A shareholder's redemption or distribution check, Check-A-Month or automatic redemption is made payable to someone other than the account owners.
* A shareholder's redemption proceeds or distribution amount is sent by EFT (ACH or wire) to a destination other than a personal bank account.
*  A shareholder transfers ownership of an account over $100,000.
* A shareholder changes his address and requests a redemption over $100,000 within 15 days.
* A shareholder changes his bank information and requests a redemption within 15 days.

     American Century reserves the right to require a signature guarantee for other transactions, at its discretion.

     Investment instructions are irrevocable. That means that once a shareholder has mailed or otherwise transmitted his investment instruction, he may not modify or cancel it. The fund reserves the right to suspend the offering of shares for a period of time and to reject any specific investment (including a purchase by exchange). Additionally, American Century may refuse a purchase if, in its judgment, it is of a size that would disrupt the management of the fund.